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                                                                    Exhibit 99.1
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Risk Factors that May Affect Future Operating Results

     From time to time, we may make "forward-looking" statements and comments in our public filings (including this report on Form 10-K), press releases and in other forums, such as other publications and analysts conference calls. These "forward looking" statements and comments (which may be oral or written), generally identified with words such as "believe," "expect," "anticipate" and similar expressions, are based on our current plans and objectives for future operations, including strategies and initiatives to grow our personal lines segment, increase our renewal retention rates, control operating expenses and reduce our debt-to-capital ratio. These statements and comments may also relate to issues involving third parties, such as insurance coverage for pending securities class actions and the status of pending reinsurance arbitrations, which underlie our anticipated future economic performance. These comments are inherently "forward-looking" in nature and are subject to a number of risks and uncertainties, including those discussed below. You should recognize that our actual results of operations could differ materially if our beliefs inherent in these statements and comments prove to be inaccurate.

     When we make forward-looking statements, they are based upon information available to us on the date such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that Vesta agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, Vesta has a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not Vesta's responsibility

     The following discussion identifies the material facts and circumstances that we believe present a potential risk to Vesta's ability to achieve its anticipated performance described or implied in any forward-looking statements, together with a brief statement of the general nature in which our performance is most likely to be adversely affected (if at all) as a result of those facts and circumstances. Obviously, the determination and presentation of a "risk factor" in this manner is an inherently uncertain process, as we can not predict with certainty which facts and circumstances will ultimately result in adverse business consequences, or the extent of such consequences (if any). Moreover, new "risk factors" emerge from time to time, and it is not possible for us to
predict all such risk factors.   Accordingly, the discussion which follows
should not be read as an exhaustive presentation of all potentialities which may cause Vesta's actual results of operations to differ materially from those described or implied in any forward-looking statements, or which may otherwise erode the value of an investment in Vesta.
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                                BUSINESS RISKS

We have recently restated our financial statements and the impact of the restatements has, and may continue to, dissuade agents from selling, and customers from buying, our insurance policies.

     As more fully discussed in our public filings, our historical financial statements have been criticized and restated since we first announced our intention to correct certain errors in June of 1998. Such criticism has resulted in class action litigation and significant negative publicity.
Although we believe that our current reported results of operations and financial condition (on both a GAAP and statutory basis) are reliable, lingering customer and agent uncertainty about our financial condition may continue to have an adverse effect on our ability to sell Personal Lines insurance products.

The Personal Lines Insurance Business is Highly Competitive, and We May Not be Able to Compete Effectively Against Larger, Better Capitalized Companies

     We compete with dozens of property and casualty insurance companies, many of which are better capitalized than us and have higher A.M. Best ratings than us. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We believe that the superior capitalization of many of our competitors enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the internet. We also believe that our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force.

If Our Competitors Decided to Target Our Customer Base by Offering Lower Priced Insurance, We May Not Be Able to Respond Competitively

     We price our insurance based on estimated profit margins, and we do not expect to be able to significantly reduce our current estimated profit margins in the near future. Many of our competitors, however, are better capitalized than we are and may be able to withstand significant reductions in their estimated profit margins. If our competitors decided to target our customer base by offering lower priced insurance, we may not be able to respond competitively.

We Depend On Agents Who May Discontinue Sales of Our Policies at Any Time.

     As discussed above, our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents decide, for whatever reason, to do business with our competitors, it would be difficult to renew our existing business or attract new business in our Personal Lines segment. Because we do business with approximately

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3800 agencies in 42 states, we can not rely on their loyalty to our company.
Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as attractive as possible, we can not be sure that these agents will continue to sell our insurance to the individuals they represent.

If We Can Not Adequately Meet Our Independent Agents' Needs or Keep Pace with Our Competitors' Technological Advances, We May Lose Significant Business.

     Because we do business with so many agents (approximately 3800 agencies in 42 states), we must be able to offer these agents innovative solutions to their daily problems and be able to respond to their needs as quickly as possible in order to develop their loyalty. Although we are currently pursuing important technological projects in our Personal Lines segment to accomplish this goal, we can not be sure that these projects will adequately meet these agents' needs or keep pace with our competitors' technological advances. If our agency force decides, for whatever reason, to do business with our competitors, we may not be able to retain their business.

If the Book of Homeowners Business We Recently Acquired From CIGNA Does Not Convert to Personal Lines as Expected, Our Premium Volume Will Be Significantly Reduced.

     We recently acquired a large book of business from CIGNA, and we have not had historical relationships with the agents responsible for placing this business with CIGNA. We initially captured the premiums associated with this business through a Reinsurance arrangement. As the policies in this book of business expire, however, our ability to retain the associated premium revenues depends on our ability to persuade the new individual insureds, or their agents, to renew the insurance with us in our own Personal Lines business. Although CIGNA has agreed to use its best efforts to assist us in these renewals, we have no legal right to such renewals, and the lack of historical relationships with the agents responsible for this business may make it more difficult for us to renew them in our Personal Lines segment. If this business does not convert to our Personal Lines segment as expected, our premium volume will suffer.

We Experienced a Decrease in New Policy Applications in 1999, and We May Not Be Able to Achieve Our Financial Performance Goals if We Cannot Restore Our New Policy Applications to Prior Levels.

     The growth of our Personal Lines segment depends upon increasing new policy applications. During 1999, we experienced a significant decline in new policy applications as compared to 1998. Although we believe that this reflects a temporary uncertainty about our financial condition and results of operations that may dissipate as we move forward, we can not predict whether new policy applications will return to past levels. If new policy application levels do not rise in the near future, we may not be able to generate sufficient premium volume to achieve our financial performance goals.

If We Cannot Maintain and Improve Our A.M. Best Ratings, We May Not Be Able to
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Maintain Premium Volume in Our Personal Lines Segment Sufficient to Attain Our
Financial Performance Goals.

     Our ability to retain our existing business or to attract new business in our Personal Lines segment depends largely on our rating by A.M. Best Company. During 1999, downgrades in our A.M. Best ratings to "B" (in the vulnerable category) necessitated the discontinuation of our Reinsurance and Commercial Lines segments. Such downgrades also impacted our Personal Lines segment, although we can not quantify such impact. Although A.M. Best Company recently upgraded our rating to "B+" (in the secure category), we believe we must further improve our rating in order to more effectively compete in the highly competitive property and casualty insurance market. Although we intend to work towards a higher rating, A.M. Best Company has ultimate discretion over its rating assignments. If we are unable to achieve a higher A.M. Best rating, we may not be able to grow our premium volume sufficient to attain our financial performance goals. If A.M. Best were to downgrade our rating, we could lose significant premium volume.


                                FINANCIAL RISKS

We Are Currently Defending Class Action Litigation Seeking Unspecified but Potentially Significant Damages.

     As discussed in our public filings (including our 1999 Form 10-K), we are currently defending a class action lawsuit alleging, among other things, violations of the federal securities laws. As of December 31, 1999, this class action was still in its preliminary stages and there had been no discovery conducted related to the merits of the claim. However, the damages or settlement costs incurred by the Company in disposition of this proceeding could be substantial. Although the Company has procured a multi-tiered package of directors and officers liability insurance to cover such damages or settlement costs, the issuer of the primary policy, the Cincinnati Insurance Company, has attempted to rescind its policy, and we can not guarantee that insurance coverage will ultimately be available for all damages or settlements costs incurred (if any). If the damages or settlement costs incurred in connection with this class action (if any) are ultimately determined to be not covered by our directors' and officers' insurance policies for any reason, we may incur a significant loss during the period in which such determination is made.

We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts

     Although we reinsure a significant portion of potential losses on the policies which we issue, we initially pay all claims (as adjusted) and seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid which we expect to recover from reinsurers (in accordance with generally accepted accounting principles), we can never be certain that we will be able to collect those amounts. Sometimes the reinsurer is unable to pay, and other times the reinsurer may dispute our calculation of the amounts recoverable.
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Approximately $54.4 million of our reinsurance recoverables as of December 31,
1999 was attributable to one reinsurance treaty. Although we believe this amount is properly recoverable under the terms of such treaty, the various treaty participants have disputed our calculation. If the amount recoverable under such treaty is ultimately determined to be materially less than $54.4 million as of December 31, 1999, we may incur a significant loss during the period in which such determination is made.

If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to
Earnings

     State laws require our insurance subsidiaries to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we can not be sure that ultimate losses will not materially exceed our loss and LAE reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation.